EXHIBIT 12

                         [CHEMICAL BANK LETTERHEAD]





March 19, 1996

Participants in the Guardsman Products, Inc. Dividend Reinvestment Plan

Dear Stockholder:

On March 4, 1996, Guardsman Products, Inc. entered into a Definitive Agreement pursuant to which Lilly Industries, Inc. will acquire all of the outstanding common stock of Guardsman. Under the terms of the agreement, documents outlining the tender offer were sent to all applicable shareholders on or about March 11, 1996. Pending the completion of the proposed merger, the Company has terminated the Guardsman Products, Inc. Dividend Reinvestment Plan, as provided for in the plan documents. Accordingly, the enclosed stock certificate represents the shares of Guardsman Products, Inc. Common Stock you currently hold in the plan. A check for the value of any fractional shares in your account is being mailed separately.

If you desire to tender these shares, you may do so on the Letter of Transmittal pursuant to Lilly's tender offer which you should have already received. If you have already tendered other shares or have not yet received the tender documents, you may obtain the tender documents by contacting the Information Agent for the Offer as follows:

                    MORROW & COMPANY, INC.
                    909 Third Avenue
                    20th Floor
                    New York, New York 10022
                    (212) 754-8000
                    Toll Free (800) 566-9061

Should you have any other questions regarding the tender offer, please contact Morrow & Company at the phone numbers listed above.

Thank you very much for your interest and support of Guardsman.

Sincerely,

/s/ Jeffrey M. Suerth

Jeffrey M. Suerth
Vice President, Secretary